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Exhibit 4.32

News Release

NORANDA POSTPONES DEVELOPMENT OF PERSEVERANCE ZINC DEPOSIT
Noranda Will Maintain $3.4 Million Exploration Program in the Matagami Region

MATAGAMI, QUEBEC, December 16, 2002 — Noranda Inc. today announced that it is postponing the development of its Perseverance zinc deposit, located near Matagami, in northern Quebec. The depressed zinc prices, fluctuating between US$0.33-US$0.36 per pound, coupled with Noranda's current financial situation, do not permit the development of the deposit in the foreseeable market conditions.

The Perseverance deposit, which consists of three high-grade zones — Perseverance, Equinox and Perseverance West, was discovered by Noranda in 2000. Total resources have been estimated at 5.1 million tonnes grading 15.82% zinc, 1.24% copper, 29.4 grams per tonne of silver and 0.38 grams per tonne of gold.

"The current zinc prices and Noranda's present financial situation prevent us from profitably developing the Perseverance deposit at this stage," said George Jones, President — Zinc at Noranda. "The forecast for the zinc market over the next few years is for continuing oversupply; however, we believe that the economic climate will be more favourable for the development of the mine in the 2005-2006 period. We will continue to evaluate the situation every quarter and will inform our employees and the community of our decisions."

Noranda has been active in the Matagami region for a long time and, during the last 40 years, it has mined almost 43 million tonnes of zinc ore from nine different deposits in the district. "Noranda remains committed to finding more deposits around Matagami and we believe that the region still holds great mineral potential," said Tony Green, Noranda's General Manager — Exploration. "That is why we are investing an additional $3.4 million on exploration programs in the region in 2002 and 2003."

Noranda currently operates the Bell-Allard zinc mine in Matagami. Its reserves will sustain operations for another two years. The mine is expected to close during the fourth quarter of 2004.

"In the current context, it appears unlikely that the go-ahead for Perseverance will be given in 2003, which leads us to believe that there will be a minimum 15-month delay between the closure of the Bell-Allard mine and the commercial start-up of Perseverance," said Michel Boucher, General Manager of Noranda's Bell-Allard mine in Matagami. "By making the announcement today, we hope to lessen the impact of our decision on our 255 employees and the community," added Mr. Boucher.

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Noranda lost 92 million dollars in 2001 and announced a 70 million dollars loss for the third quarter of 2002.

The Perseverance property is controlled under the terms of a joint venture agreement between Noranda and Société de Développement de la Baie James (SDBJ). Under the terms of the agreement, Noranda holds a 90% interest and SDBJ has the right to participate after completion of a feasibility study at 10% or to convert its interest to a 2% net smelter royalty (NSR). Should SDBJ elect to participate, it will fund its share of development costs. Should SDBJ convert its interest to a 2% NSR, Noranda will hold a 100% interest and will have the option to reduce the royalty to a 1% NSR by making a payment of $1 million to SDBJ.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in nine countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. It is listed on The Toronto Stock Exchange and the New York Stock Exchange (NRD).

A factsheet is available on Noranda's Website at www.noranda.com under "Newsroom".

Contact:

Dale Coffin
Manager, External Communications
Noranda Inc.
416-982-7161
dale.coffin@toronto.norfalc.com

Hélène V. Gagnon
Director, Public and Corporate Affairs
Noranda Inc.
514-630-9342
gagonhv@ntc.noranda.com

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NORANDA POSTPONES DEVELOPMENT OF PERSEVERANCE ZINC DEPOSIT Noranda Will Maintain $3.4 Million Exploration Program in the Matagami Region